MACROCHEM CORPORATION
                         40 Washington Street, Suite 220
                            Wellesley Hills, MA 02481
                           Telephone: (781) 489-7310
                              Fax: (781) 489-7311





May 2, 2007



U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C.  20549

Re:   MacroChem Corporation
      Request to Withdraw Amendment to Registration Statement
      Registration No. 333-132864


Dear Ladies and Gentlemen:

This letter is hereby submitted to notify the Securities and Exchange Commission (the "SEC") of an inadvertent filing submission error made by MacroChem Corporation (the "Company"). On April 30, 2007, the Company filed Amendment No. 1 to Form S-1 (File No. 333-132864) ("Amendment No. 1") with the SEC using the incorrect EDGAR submission type, "S-1/A" (i.e., Pre-Effective Amendment), when it intended to use EDGAR submission type "POS AM" (i.e., Post-Effective Amendment). Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, the Company hereby requests the withdrawal of the Amendment No. 1 filed on April 30, 2007. Please be advised that no securities were sold under Amendment No. 1.

Please note that on May 1, 2007, the Company re-filed Post-Effective Amendment No. 1 to Form S-1 (File No. 333-132864) using the correct "POS AM" EDGAR submission type, and thus the May 1, 2007 filing is not requested to be withdrawn.

Please direct any questions you may have with respect to this filing to Dwight
W. Quayle at Ropes & Gray LLP (617-951-7000).

Best regards,

/s/ Bernard Patriacca

Bernard Patriacca
Chief Financial Officer